Via Facsimile and U.S. Mail
Mail Stop 6010

April 3, 2007

Timothy Fairbanks
Chief Financial Officer
NationsHealth, Inc.
13630 N.W. 8th Street, Suite 210
Sunrise, FL 33325

      Re: NationsHealth, Inc.
               Form 10-K for Fiscal Year Ended December 31, 2005
               Filed March 31, 2006
               File No. 000-50348

Dear Mr. Fairbanks:

We have completed our review of your Form 10-K and have no further comments at this time.

               Sincerely,

               Jim B. Rosenberg
               Senior Assistant Chief
               Accountant